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May 25, 2005

Rule 12g3-2(b) File No. 82-3326

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Olympus ~~Corporation~~ Optical Co Ltd
Rule 12g3-2(b) File No. 82-3326

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Olympus Corporation (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

On May 16, 2005, the Company filed the following information to the Tokyo Stock Exchange in addition to the Notes of the Financial Digest (Consolidated and Non-Consolidated) for the year ended March 31, 2005 filed with the Tokyo and Osaka Stock Exchanges on May 9, 2005. The additional information to the Financial Digest was prepared in Japanese. We have therefore furnished an English summary of the document below:

Additional information on the Notes to the Financial Digest (Consolidated and Non-Consolidated) for the year ended March 31, 2005 filed on May 9, 2005

- Notes to the Consolidated Financial Statements

dlw 6/6

1. Note regarding deferred taxation accounting (Consolidated)

2. Note regarding severance payment

- Notes to the Non-Consolidated Financial Statements

3. Note regarding deferred taxation accounting (Non-Consolidated)

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Please do not hesitate to contact me at (81)-3-5251-1601 if you have any questions regarding the enclosed information.

Very truly yours,



Mako Sasaki